Exhibit 99.5

PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Reports Second Quarter Results

Laval, Québec, CANADA – October 13, 2011 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) today reports its consolidated financial results for the three-month period ended August May 31, 2011.

Three-month Ended August 31, 2011 Financial Results

Consolidated Results

  Revenue increased by 6% to $4,353,000 for the three-month period ended August 31, 2011, up from $4,114,000 achieved during the corresponding period ended August 31, 2010.
  Consolidated EBITDA for the three-month period ended August 31, 2011 amounted to a negative $908,000, compared to $836,000 obtained during the corresponding period ended August 31, 2010.
  Net earnings decreased to for a net loss of $1,768,000 or $0.036 per share for the three-month period ended August 31, 2011, compared to a net income of $523,000 or $0.013 per share, for the corresponding period ended August 31, 2010.

Revenue increased by 6% in dollar and more than 50% in quantities, EKOTM representing 31%.
EBITDA negative because of significant progress in R&D activities in the subsidiaries and more specifically Acasti’s Medical Food, OnemiaTM, commercial strategy in the USA.
Net loss because of significant progress in the R&D activities in the subsidiaries including Acasti’s Phase II study

Nutraceutical Business Results

  Nutraceutical revenue increased by 7% to $4,353,000, for the three-month period ended August 31, 2011, up from $4,088,000 achieved during the corresponding period ended August 31, 2010.
  EBITDA from nutraceutical business for the three-month period ended August 31, 2011 was $650,000, compared to $1,290,000 obtained during the corresponding period ended August 31, 2010.
  Net income from nutraceutical business reached $206,000 for the three-month period ended August 31, 2011, compared to a net income of $1,079,000, for the corresponding period ended August 31, 2010.

Revenue increased by 7% in dollar and more than 50% in quantities, EKOTM representing 31%.
EBITDA positive because Neptune stand alone activities are profitable.
Net income positive because Neptune stand alone activities are profitable.

Six-month Ended August 31, 2011 Financial Results

Consolidated Results

  Revenue increased by 4% to $8,645,000 for the six-month period ended August 31, 2011, up from $8,276,000 achieved during the corresponding period ended August 31, 2010.
  Consolidated EBITDA for the six-month period ended August 31, 2011 amounted to a negative $1,075,000, compared to $1,501,000 obtained during the corresponding period ended August 31, 2010.
  Net earnings decreased to for a net loss of $3,026,000 or $0.065 per share for the six-month period ended August 31, 2011, compared to a net income of $1,017,000 or $0.025 per share, for the corresponding period ended August 31, 2010.

Revenue increased by 4% in dollar and more than 50% in quantities, EKOTM representing 31%.

EBITDA negative because of significant progress in R&D activities in the subsidiaries and more specifically Acasti’s Medical Food, OnemiaTM, commercial strategy in the USA.
Net loss because of significant progress in the R&D activities in the subsidiaries including Acasti’s Phase II study

Nutraceutical Business Results

  Nutraceutical revenue increased by 5% to $8,636,000, for the six-month period ended August 31, 2011, up from $8,232,000 achieved during the corresponding period ended August 31, 2010.
  EBITDA from nutraceutical business for the six-month period ended August 31, 2011 was $1,424,000, compared to $2,361,000 obtained during the corresponding period ended August 31, 2010.
  Net income from nutraceutical business reached $136,000 for the three-month period ended August 31, 2011, compared to a net income of $2,009,000, for the corresponding period ended August 31, 2010.

Revenue increased by 5% in dollar and more than 50% in quantities, EKOTM representing 31%. EBITDA positive because Neptune stand alone activities are profitable.

Net income positive because Neptune stand alone activities are profitable.

“The Company’s revenue growth is attributable to the further penetration of the American and European markets due to the increasing awareness and recognition of NKO® and EKO™ superiority. Despite market increased competitiveness, the Company has managed to maintain growth in its revenues.” stated André Godin, Chief Financial Officer. “The Company recorded its more significant market penetration while increasing its NKO® and EKOTM volume sold by more than 50%.” he added.

“The nutraceutical net profit demonstrates once again that Neptune neutraceutical business is a profitable operation despite the competition pressure on pricing. The composition of matter patent recently granted, on which basis Neptune filed action against competition, should provide further pricing flexibility.” stated Frédéric Harland, Director Finance. “It’s also important to point out that the consolidated results accounts for the increased research & development expenses in Acasti, due to its phase II clinical trial.” he added.

Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSXV: APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:
Neptune Technologies & Bioressources Inc.
André Godin, CFO
+1.450.687.2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Dave Burwell
+1 212-732-4300	(888) 221-0915
dschustack@ceocast.com	bob@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

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